

Our date
2010-03-17
Your date

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 261030

Commission File No. 82-1463



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik AB Nomination Committee's proposal to Board prior to 2010 AGM, dated 16 March 2010, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

Postal address
SANDVIK AB
SE-811 81 SANDVIKEN
SWEDEN

Public Company (publ)
Reg.No 556000-3468
VAT No. SE663000060901
www.sandvik.com

Telephone
+46 26 26 00 10

Telefax
+46 26 26 10 76

3/25

K 003

cusip number 800 212 201



Press Release

Sandvik AB Nomination Committee's proposal to Board prior to 2010 AGM

The Nomination Committee of Sandvik AB proposes the election of new Board member Lars Westerberg and the reelection of Georg Ehrnrooth, Fredrik Lundberg, Hanne de Mora, Egil Myklebust, Anders Nyrén, Simon Thompson and Lars Pettersson. Anders Nyrén is proposed as the new Chairman of the Board.

Lars Westerberg, born 1948, MSc. Eng. and B.Sc. (Econ.), is Chairman of the Board of Vattenfall AB, Husqvarna AB and Autoliv AB, and a Board member of AB Volvo and SSAB. He is independent in accordance with the rules of the Swedish Code of Corporate Governance.

Clas Åke Hedström has explained that he wishes to retire from his position on the Board after 16 years, eight of which as Chairman. Clas Åke Hedström held the position of President from 1994 to 2002 and, prior to this, held several senior positions within Sandvik.

The Nomination Committee comprised Carl-Olof By, Industrivärden, Chairman, Håkan Sandberg, Handelsbanken's Pension Foundation and Pension Fund, Staffan Grefbäck, Alecta, Marianne Nilsson, Swedbank Robur Funds and Clas Åke Hedström, Sandvik's Chairman of the Board.

The Nomination Committee's other proposals concerning the Chairman of the Meeting, remuneration and the method used to appoint the Nomination Committee will be disclosed in the notice of the Annual General Meeting.

The Annual General Meeting of Sandvik AB will be held on 4 May 2010, at 5:00 p.m. at Göransson Arena in Sandviken.

Further information can be obtained from the Nomination Committee's Chairman Carl-Olof By, tel. +46 8 66 66 400.

Sandviken, 16 March 2010

Sandvik Aktiebolag (publ)

Sandvik AB discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 14:00 p.m. on 16 March 2010.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Investor Relations SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 26	+46 26 26 10 43